Exhibit (a)(42)

                                                   July 15, 1998

A Message to Fellow Shareholders of HEI, Inc. from Anthony J. Fant,

     We are very pleased to let you know that we have increased our tender offer price for HEI shares to $9.00 in cash.

     We believe that this is a very strong offer and that it demonstrates our commitment to HEI and our confidence in its future under our leadership.

     If you share our belief that this is a strong offer, we urge you to tender your shares and send in your GREEN proxy cards today. You are not required to vote your proxy card to tender your shares. However, for us to deliver this value to you, it is essential that the proposals on the GREEN proxy cards are passed at the Special Meeting of Shareholders on Tuesday, August 4th.

     We, like you, have seen many statistics developed by HEI's directors recently in their effort to convince you that they have earned your support. We invite you simply to compare their track record to our track record and then decide for yourself. As shown in the attached graph, A $10,000 INVESTMENT IN HEI FIVE YEARS AGO IS WORTH ONLY ABOUT $7,000 TODAY. IN CONTRAST, A $10,000 INVESTMENT IN OUR GROUP OF BUSINESSES FIVE YEARS AGO IS WORTH WELL OVER $100,000 TODAY.

     We believe that our offer and track record speak for themselves. We hope that you agree and that you will join with us in revitalizing HEI.


     Attention Shareholders of HEI, Inc.:

                              FANT INDUSTRIES INC.

                             IS PLEASED TO ANNOUNCE

                   THAT IT HAS INCREASED ITS CASH TENDER OFFER

                      FOR 11.5% OF THE SHARES OF HEI, INC.

                            TO $9.00 PER SHARE CASH.

           You are not required to vote your proxy card to tender your shares. However, for us to deliver this value to you, it is essential that the proposals on the GREEN proxy cards are passed.


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     The Fant Industries  tender offer,  proration  period,  and withdrawal rights have been extended and will expire on Tuesday,  August 4, 1998, at 12:00 midnight, New York City Time, unless extended further. All shareholders whose shares are validly tendered and not withdrawn and
     accepted  for  payment   pursuant  to  the  offer,   including  shares
     previously tendered, will receive the increased price of $9.00 per share. To date, approximately 1,485,000 shares of the Company's Common Stock have been tendered.
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 If you have questions or need assistance in tendering or voting your shares,

           please contact Beacon Hill Partners at (800) 253-3814.

                            FANT INDUSTRIES INC.